Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: National City Corporation

Commission File No. 001-10074

On October 24, 2008, The PNC Financial Services Group, Inc. held a conference call of investors regarding the National City Corporation acquisition. The following is the transcript of the presentation. The electronic slides referred to in the following transcript were previously filed on October 24, 2008 by PNC pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

Operator:	Good morning. My name is Chelsea, and I will be your conference facilitator today. At this time, I would like to welcome everyone to The PNC Financial Service Group conference call.

All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question-and-answer period. If you would like to ask a question during this time, you can press star then the number one on your telephone keypad. If you would like to withdraw your question, press pound on your telephone keypad. As a reminder, this call is being recorded.

I would now like to turn the call over to the Director of Investor Relations, Mr. Bill Callihan.

Sir, please go ahead.

Bill Callihan:	Thank you, and good morning. Welcome to today’s conference call for The PNC Financial Services Group. Participating on this call with prepared remarks will be PNC’s Chairman and Chief Executive Officer, Jim Rohr, and Rick Johnson, the Company’s Chief Financial Officer.

As a reminder, the following statements contain forward-looking information. Actual results and future events could differ, possibly materially, from those we anticipated in our statements and from our historical performance due to a variety of factors, including those described in today’s conference call, in today’s press release and related materials and in our 10-K, 10-Qs and various other SEC reports available on our corporate web site, as well as National City’s SEC filings. These statements speak only as of October 24, 2008, and PNC undertakes no obligation to update them.

We also provide details of reconciliations to GAAP of non-GAAP financial measures we may discuss in today’s conference call, in today’s press release and our financial supplement, and in our presentation slides and appendix for this call and in various SEC reports and other documents. Further information is available on our corporate web site, pnc.com in the “Investor Relations” section in the “About PNC” section.

And now, I’d like to turn the call over to Jim Rohr.

Jim Rohr:	Thank you, Bill.

Good morning, and thank you for joining us today. This morning, we announced a very compelling transaction. By acquiring National City, PNC will be building a deposit franchise that will be the fifth largest in the United States. In the current environment, we see deposits as an important factor in determining long-term strength.

Additionally, we are very pleased with the financial structure of this transaction. With the approval of the U.S. Treasury Department, which we received last night, we will be issuing $7.7 billion in preferred stock under the TARP Capital Purchase Program, a total of 3 percent of the combined companies’ risk-weighted assets. This allows PNC to further strengthen our capital position, increasing our Tier 1 capital ratio on a pro forma basis from 8.2 percent to 10 percent for the combined Company.

We have completed our due diligence, which involved a significant effort on a loan level, running loss cases on substantially all of the loan book. We expect to close this transaction by year end, subject to customary conditions, including shareholder and regulatory approvals. As we have with past acquisitions, we see this as an opportunity to apply our business model that has been so successful for us — executing our strategies for managing risk, creating cost efficiencies and growing high-quality revenue streams.

Under the terms of the transaction, National City shareholders will be receiving 0.0392 shares of PNC common stock for each share of National City, or $2.23 a share, based on yesterday’s closing price, and $384 million in cash. We see opportunities going forward to reduce expenses by more than $1.2 billion by eliminating a number of redundancies, reflecting 10 percent of the combined expense base. And finally, we expect this transaction to be accretive to earnings in the second year, with an estimated internal rate of return of more than 15 percent.

Moving on to slide four, in this market environment, and any market environment from that point of view, balance sheet strength is vital, and a key element of that is a large, stable deposit base. With this transaction, we will create one of the largest deposit franchises in the industry. This combination will also give us an expanded distribution platform, providing us with opportunities to attract and retain customers in new markets and deepen those relations through our products and services and to leverage our award-winning technology platform and products.

Turning to distribution, slide five shows a map of the combined retail market. This will be a retail franchise that reaches from the Midwest to the Mid-Atlantic, encompassing some very attractive markets. This merger will enhance our already strong market presence in Pittsburgh, Cincinnati and Louisville. We look forward to growing in Columbus, Indianapolis, St. Louis and Chicago — all dynamic metropolitan areas with increasing populations. And even for a mature market like Detroit, we have strong capabilities and experience to grow in these markets very profitably. And of course, we’re very pleased to be able to have an excellent presence in Cleveland, where National City has carved out an enviable position.

On a statewide basis, the combination of PNC and National City will create the number one market share position, based on deposits, in Pennsylvania, Ohio and Kentucky; the number two share in Maryland and Indiana; and number three in Washington D.C. Overall, these are strong markets that will complement and expand our existing retail market and position us well for the future.

Once the transaction is closed, we will begin implementing our highly successful business model, with specific action plans for National City, and the planning for this has begun already.

In the year 2000, PNC committed to a strategy of having a moderate risk profile. We reduced our credit risk, reinforced risk standards and focused on expense management. I believe that this experience will serve us well as we accelerate the liquidation of certain non-customer related National City loan portfolios. In addition, we have the ability to deploy our staff, including employees at Midland, to help the National City employees work through these assets at earlier stages during the integration.

As you know, PNC has demonstrated the ability to grow diverse, high-quality revenue streams. As we looked at National City’s current sales efforts, we recognize that they are in a similar position to one we faced a few years ago. They are in the process of leveraging their products across business lines to better serve their customers, and we believe our experience in making such a transition several years ago will enhance their sales culture.

Turning to capital management, PNC has had an excellent tradition of capital management and strong expense management. We will manage the combined organization as we manage ourselves now, with a focus on the appropriate risk-adjusted returns at the transaction level.

Turning to cost reductions, we have a strong track record of identifying cost savings with acquisitions and successfully meeting those targets. This transaction is expected to result in the reduction of approximately $1.2 billion of expense. We believe, frankly, this is a conservative effort, and we’re confident in our ability to partner with National City to meet that goal. In past integrations, such as Riggs and Mercantile, we were able to implement our business model, reduce expenses and successfully grow in new markets. Through our highly visible One PNC initiative, we returned $400 million of this value to you, the shareholder, while improving customer and employee satisfaction. This focus on expense reduction and continuous improvement has become part of PNC’s culture, and I’m certain it will fit quite comfortably with National City.

Overall, we believe we have a strong track record of implementing our business model and generating sound results for all of our key stakeholders.

Moving to slide seven, clearly, asset quality is a central focus, and it was as we reviewed National City’s balance sheet. We believe the marks we will take in this portfolio reflect our approach to asset quality. Our overall estimate of approximately a 17.5 percent mark on the loan portfolio is greater than some of the recent transactions with similar assets. However, we feel it brings us to a fair value adjustment and future provisions reflecting a worsening economy.

On slide seven, we’ve highlighted some of the more challenging aspects of the loan portfolio and the aggressive marks we are planning to take. Through a combination of those aggressive marks and accelerating their efforts to exit non-core loans, we believe this will quickly result in a moderate risk profile. Through these efforts, we believe we can get National City’s balance sheet to look more like PNC’s core funded balance sheet over time, and we believe that the remaining credit book will provide good long-term returns.

Let me talk a little bit about integration. On slide eight, you can see a reflection of what’s taken place recently. We’ve acquired three banks in the last 18 months, Mercantile, Yardville and Sterling, and we believe that we’ve had a very effective integration process. It’s been over a year since we integrated Mercantile, and let me take a moment to talk about how we transition an acquisition to our business model. Our initial focus is on reducing expenses. We look to get the costs out, and we have a strong track record in achieving our cost targets, as you know. But during that process, we continually review the balance sheet in preparation for managing it to our standards.

Let’s look at Maryland, for example. That process, so far, resulted in a 9 percent decline in average loans as we implemented our moderate risk profile standards and began reducing higher-risk commercial and commercial real estate development loan positions. We also had nearly a 30 percent drop in average deposits as we chose to run off higher-cost interest rate CDs, which we don’t necessarily consider as a relationship-based product. But instead, our focus has been growing customers, growing core checking relationships that increased 4 percent during this time.

It’s not unusual to see a decrease in core customer relationships following an acquisition, so we’re pleased with the increases we are seeing in this market, and you know that other markets like Washington D.C., as time passes, we do even better. We believe that we can apply those same proven practices as we acquire and integrate National City.

Turning to capital, we are pleased that the U.S. Treasury Department selected us to participate in the Capital Purchase Program, subject to standard closing requirements. This created a very financially compelling transaction. Under the TARP program, we will be able to issue to Treasury $7.7 billion of preferred stock and related warrants at very attractive terms. Treasury’s approval late last night of our participation will enable us to further strengthen our Tier 1 capital ratio from its level at the end of the third quarter.

It’s not lost on us that the current market environment has put pressure on our tangible common equity ratio of 3.5 percent; however, when you look at our ratios, this transaction actually either doesn’t change our common equity ratio or actually enhances our Tier 1 ratio. So we are not necessarily looking at doing any common raise as a result of this transaction. But when we look at the current conditions and the current environment, we may consider a common issuance of perhaps as much as $1 billion dollars sometime in the foreseeable future, but only after consultation with our key shareholders and in further consideration of the marketplace.

We believe the positive cash flow from the combined Company should allow us to retire the TARP preferred over a five-year period of time, and the terms of the agreement create very attractive growth opportunities for PNC.

In summary, this is a very attractive transaction for PNC. The combined Bank will be the fifth largest in the United States in terms of deposits, number four in branches, and providing PNC with an expanded retail footprint and enhanced opportunities for growing our high-quality revenue stream. In terms of deposit growth and financial terms, it’s quite a compelling transaction, and as I’ve shared with you before, we believe in our business model, with its focus on maintaining a moderate risk profile and growing revenue faster than expenses, and that has served us well. And we have a proven expertise in exporting this model and effectively executing our business strategies in our banking acquisitions.

I personally, as well as our team, look forward to working closely with Peter Raskind and his team, and all of the good people at National City. I believe that we will continue to enhance capital strength and shareholder value, and together, we will continue to build a great company.

With that, we’d be pleased to take any of your questions.

Bill Callihan:	Operator, if you could give our participants instruction, please? Operator?

Operator:	At this time, I would like to remind everyone, in order to ask a question, press star then the number one, on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from Brian Foran with Goldman Sachs.

Brian Foran:	Good morning, guys. How are you?

Rick Johnson:	Good.

Brian Foran:	If I could ask a question on slide seven, and then follow-up on slide nine. First, on slide seven, the marks here are bigger than anything we’ve seen before. First, is this incremental to what National City has already charged off/ reserved for to date, and second, is this more of a cumulative loss estimate you’re putting out there for these portfolios, or does it also factor in some disposition cost to potentially sell some of these portfolios or exit them other than riding them out to term?

Rick Johnson:	Brian, this includes the allowance that National City already has on their books. It also includes the conforming allowance that we will end up booking on top of that, as well as any other expected losses over the life of these loans, plus the interest rate marks. So this would include future provisions resulting from existing portfolios. So this is the all-in impairment on that portfolio as we see it today, which is 17 and a half percent.

Brian Foran:	But the interest rate marks would introduce an element of marks here above and beyond your cum. loss estimate?

Rick Johnson:	Yes, that’s correct.

Brian Foran:	And then, secondly, on slide nine, what is the tax benefit we should think about from National City’s built-in losses, and is that included or excluded?

Rick Johnson:	That is included in the IRR calculation, but as you know, it’s all determined based on the timing of how those charge-offs actually occur over time, and obviously, we’re still working through that portfolio. So I don’t want to give a specific number. I’ll say it will probably be, you know, maybe somewhere between 3 and 4 percent of impact on the internal rate of return. But again, we’re still refining our estimates on that front.

Bill Callihan:	Next question, please?

Operator:	Your next question comes from Scott Siefers with Deutsche Bank.

Jim Rohr:	Hi, Scott.

Rick Johnson:	Hi, Scott.

Mike Mayo:	Did you mean Mike Mayo? Can you hear me?

Jim Rohr:	I didn’t think Scott was with Deutsche Bank, but anyway.

Mike Mayo:	Yes, he used to work with me, but I — he’s on his own. (laughter) So slide seven, just to understand, how much more remaining write-downs are you assuming on National City’s portfolio since you’re including in here, I guess, National City’s $3 billion of reserves and prior write-downs? I wasn’t clear.

Rick Johnson:	This is the total mark if you were to take the entire portfolio to fair value today. National City already has $3.8 million on their balance sheet today as an allowance against that portfolio. Some of this is going to come as part of a conforming allowance at the date of close. Some of it is going to come as a credit and fair value mark at the date of close, as well. But some of this is also going to come in as provision over time, and I think at this stage of the game, we’re not prepared to give you the specifics around exactly how that timing’s going to work.

Mike Mayo:	But just to understand, so if we thought two-thirds of the $20 billion would be a mark, and then the remaining one-third of the $20 billion would be provisions over the next several years. Is that how we should think about it?

Rick Johnson:	No, I’d say the provisions over the next several years would be much lower than the one-third you’re thinking.

Mike Mayo:	Okay, and I shouldn’t really base it off $20 billion; I should base it off like $16 or $17 billion after reflecting National City’s existing reserves?

Rick Johnson:	That’s exactly right.

Mike Mayo:	And this $19.9 billion does not include the prior write-downs National City has already taken?

Rick Johnson:	That’s correct.

Mike Mayo:	So actually, lifetime, the cum. losses would be higher than the percentages you showed here?

Rick Johnson:	That would be correct. We’re looking at it off what’s actually in the book value of their loans today.

Mike Mayo:	Okay, so the cum. losses on their total loans, you have remaining lifetime losses of 17.5 percent. If you had cum. losses all in, how much higher would that percentage be?

Rick Johnson:	I don’t have that for you, Mike. We evaluated the portfolio as of 9:30 and are making an estimate from that point forward.

Mike Mayo:	Okay, and one last question: was this forced by the government? Just a couple of days ago, National City said they had a new expense program, said a lot of things, and then they go ahead and sell pretty quickly in a take-under. Was this forced by the government? Was there a competitive bid? Can you give any color on that?

Jim Rohr:	There was a competitive bid.

Mike Mayo:	And can you say if it was forced by the government?

Jim Rohr:	I don’t know if it was forced by the government. You’d have to ask them.

Mike Mayo:	Okay.

Jim Rohr:	It was a competitive bid last night, so.

Mike Mayo:	Okay, thank you.

Bill Callihan:	Next question, please?

Operator:	Your next question comes out of Kevin St. Pierre with Bernstein.

Kevin St. Pierre:	Good morning. Jim, from the answer to the last question, I assume Peter is not there with you available for question-and-answer?

Jim Rohr:	No, Peter’s in Cleveland right now. I’m going to be going up to see him this afternoon.

Kevin St. Pierre:	Okay.

Jim Rohr:	You know, he has an employee meeting this morning.

Kevin St. Pierre:	The press release states that Peter will be joining PNC as a vice chairman.

Jim Rohr:	Yes.

Kevin St. Pierre:	Could you give us the rationale for that? I mean here we are, as Mike just alluded to, three days ago, Peter gave us estimates of loss remaining on their portfolios, which are less than half of what you present on page seven. Maybe you could give us some insight into Peter’s role in the organization going forward.

Jim Rohr:	We have a large integration coming up, as you know, and there’s quite a few people in National City that we don’t know at this point, and I think Peter’s assistance in that integration process would be extraordinarily helpful, and we’re looking forward to working with him on that, because we have a lot of work to do on the integration.

Kevin St. Pierre:	And beyond integration, do you foresee a role?

Jim Rohr:	I think we have to wait and see. I think one of the things that we have to do, I think, you know, we had questions — somebody said, well, exactly how are you going to do this? Well, we’ve done a lot of these integrations before. We’ve got a lot of people with a lot of experience. But in this case, I mean, we’re going to need a lot of National City people involved in this process, too. So our intent is to spend a lot of time with the National City people. We’ve been doing due diligence on this for quite some time. Now that the due diligence and the negotiation of the transaction are over, now is the time for us to go spend some time with some really high-quality National City people and understand exactly the best way to go forward with our people, making sure the integration works the best. So I think Peter will be very good at that. We’ll see what happens after that. I can’t speak for Peter, but you know, he could be very helpful. I’m looking forward to working with him.

Bill Callihan:	Okay, next question. Next question, please?

Operator:	Yes, sir. Your next question comes out of Scott Siefers with Sandler O’ Neill.

Rick Johnson:	Good morning, Scott.

Jim Rohr:	Good morning, Scott.

Scott Siefers:	Good morning, guys.

Jim Rohr:	I thought they had you in Deutsche Bank, there.

Scott Siefers:	(laughter) Yes, I don’t know what happened there. Jim, just had a quick question. I apologize if I missed it. Did you give sort of a timetable over what sort of timespan you’d see integrating the company?

Jim Rohr:	I think the plan is 26 months, give or take a few days.

Scott Siefers:	Okay, perfect. All right, and I think that both of my other questions have been answered. So thank you.

Jim Rohr:	Thank you, Scott.

Bill Callihan:	Next question, please, operator.

Operator:	Your next question comes out of Nancy Bush with NBA — NAB Research, LLC.

Nancy Bush:	I’m also a basketball team, just in case you were wondering. (laughter)

Jim Rohr:	Good morning, Nancy.

Nancy Bush:	Good morning, Jim. Jim, you are a great American. I’ve got to say that. Just a quick question here …

Jim Rohr:	That’s the first time I’ve ever been called that. (laughter)

Nancy Bush:	You mentioned Detroit, you mentioned Cincinnati, you mentioned Cleveland, you mentioned Columbus. What about Florida? Did I miss that?

Jim Rohr:	Well, their operations in Florida don’t have a very large metropolis. I mean they’re mostly along the East Coast, and so I’d have to mention — you know, Ft. Pierce, Vero Beach, Sebastian and a number of other towns. We’ve kind of kept it to the large cities with the presentation, but those are wonderful communities, as well.

Nancy Bush:	Well, I’m just wondering, since there is not sort of significant market share, I mean, is that something that will be decided at a future point, when hopefully Florida has a better market and, you know, perhaps there are buyers at that point, or you know, what is your feeling about having a detached part of the franchise?

Jim Rohr:

Well, that’s not first and foremost on our agenda, and hopefully we’ll be able to spend some more time understanding the regions better. Most of the due diligence, quite frankly, was around credit quality and operating expense opportunities. So we’ll understand Florida a little better. It’s probably not the best time to learn about Florida because of the real estate, the situation down there, but I think Florida’s been a rapidly growing state. We’ve had a very successful private banking operation in Florida for, oh [since] 1986, I guess, when we first opened up in Florida. So we’ve been very pleased with the private banking operation. I think we just have to, you know, learn more about what they do there.

Nancy Bush:	Okay. Secondly, Mr. Schumer and some of his other people in Congress were making a lot of noises yesterday about any banks that take the Treasury preferreds should be forced to omit their dividends, not just not raise them, but omit them. Do you have any sense of whether that’s a serious effort or not and whether that’s going to gain any traction, and is that something you’re willing to do?

Jim Rohr:	Well, I don’t like the idea of omitting the dividend. We’ve paid dividends for, I think, over 100 years or something. We don’t even keep track of it. So we kind of like paying dividends to our shareholders. I can’t comment on Mr. Schumer’s comments, and it would be very difficult at this time to try to anticipate what Congress might do. There’s been a lot of change. But I think dividends have been a traditional source of return for investors across the United States for an awfully long time, so I would find that to be quite alarming, that high-quality performing banks would be required to amend their dividend policy.

Nancy Bush:	Okay, thanks very much.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from Nick Elsner with Wellington Management.

Rick Johnson:	Hello, Nick.

Jim Rohr:	Hi, Nick.

Nick Elsner:	Hi, there. A real simple question, and I think I know the answer, but will PNC fully assume or guarantee National City debt and preferred stock, both holdco and opco? I think I’d just like to get some clarity on that.

Jim Rohr:	Yes. It is a simple question.

Nick Elsner:	Good. Okay, and lastly, you have any outcome you expect from the rating agencies on your credit ratings at PNC?

Rick Johnson:	Yes, we’ve spoken to two or three of the agencies, and you know, they’re in the process of collecting information, but no strong reaction at this moment.

Nick Elsner:	Thanks very much.

Jim Rohr:	Thank you.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from Bob Hughes with KBW.

Jim Rohr:	Hi, Bob.

Rick Johnson:	Hello, Bob.

Bob Hughes:	Good morning, guys. A couple of quick questions. Jim, could you maybe provide a little bit of color on maybe the dollar amount of assets that would be earmarked for accelerated disposal?

Jim Rohr:	Let me have Rick talk about that.

Rick Johnson:	Actually, if you recall, National City had already identified a portfolio of almost $20 billion of assets that they were liquidating, and we believe they were on the right track. We’ve actually included in our analysis here the idea because of the fair value marks on some of these that, given how we hope to be able to mark those — we have assumed so far that they’re going to run to maturity. We believe we’re going to be very aggressive at trying to exit some of those, and given the marks that we’ll be able to put on them, we’ll be in pretty good shape to be able to get rid of that portfolio, hopefully sooner, I think. We’ve added to that in terms of — they have a commercial construction residential portfolio, which we clearly would look at as impaired and something that we need to work on in terms of reducing the risk in that space, as well.

The other thing about that is, if we can do that, then we have a better opportunity around cost, because it takes a lot of resources to maintain these books over the life, and the sooner we exit those portfolios, the better we can take the cost out supporting them.

Bob Hughes:	Okay.

Jim Rohr:	And Bob, let me make another comment on their portfolio, too. The loans that their employees originated within their footprint, have a much higher quality experience than the broker loan portfolios that were originated outside of their footprint. I think if you look at — in the sense of this transaction, the marks that we’re being able to take on these assets, I think we’ll have a much better opportunity to move the non-relationship loans out or assets out and faster than they might have been able to do themselves.

Bob Hughes:	Okay, and do you anticipate receiving any additional regulatory support in association with this transaction? Would you foresee some of these assets being put to the sort of original TARP?

Jim Rohr:	I don’t really know. I mean, you know, it’s going to take a while for the TARP to get up and running, and I think all of us will be interested to see how that works.

Bob Hughes:	Okay, and then one final question. I think someone asked this initially, Rick, but could you provide any color on the value of the tax benefit associated with net operating loss? And then, secondly, will some of these marks get crammed through Nat City’s results before closing of the deal, or do you anticipate all of these actions really being taken upon closing?

Rick Johnson:	Well, Nat City has already reported the third-quarter results, and I don’t see, other than what they decide to do in the normal course of business, they — maybe they’ll take additional marks in the fourth quarter. But I don’t see these type of marks going through those numbers. Those will be taken as soon as we close, and those will be taken on the combined books.

Bob Hughes:	OK, and then, just, again, going back to the tax situation, the value of the net operating loss here. How should we be thinking about that?

Rick Johnson:	I think I mentioned that we have a 15-plus percent IRR in this transaction. I would say that the tax benefit is probably somewhere around 3 percentage points there, give or take, and again, it’s going to depend on how quickly we generate charge-offs and how quickly we generate earnings, so it will move around from there.

Bill Callihan:	All right, next question, please?

Operator:	Your next question comes from Ed Najarian, Merrill Lynch.

Bill Callihan:	Good morning, Ed.

Jim Rohr:	Good morning, Ed.

Ed Najarian:	Good morning, guys. I think all of my questions have pretty much been answered and asked. I guess just the only follow-up I would have is can you confirm that you’ve given a 15-percent warrant to the Treasury on the $7.7 billion of preferred?

Rick Johnson:	Yes, that’s correct.

Jim Rohr:	Yes, that’s correct.

Ed Najarian:	Okay, and that warrant will last indefinitely?

Jim Rohr:	It’s 10 years.

Rick Johnson:	Yes, 10 years, unless we retire portions of it.

Ed Najarian:	Okay, thank you.

Bill Callihan:	All right, next question, please.

Operator:	Your next question comes from Gerard Cassidy with RBC Capital Markets.

Gerard Cassidy:	Good morning.

Jim Rohr:	Good morning.

Gerard Cassidy:	I may have missed this, but are there any divestiture issues for concentration concerns from the Department of Justice in terms of in Pittsburgh or any other markets where you really overlap?

Rick Johnson:	There is, but it’s pretty de minimis. I’d say it’s less than 3 percent of the deposit base.

Gerard Cassidy:	Okay, and coming back to the tax issue, I’ve heard two different stories, so maybe you guys could straighten it out. Once you get your operating loss and you have the tax credits, is it for forward earnings, or can you apply it to past taxes paid?

Rick Johnson:	You can carry it back, as well. By the way, there’s no GAAP impact on this. This is really just a cash flow calculation.

Bill Callihan:	All right, next question, please.

Operator:	Your next question comes from Mike Holston with Boston Company.

Rick Johnson:	Good morning.

Jim Rohr:	Good morning, Mike.

Mike Holston:	Yes, good morning. Can you go through the math of dilution and earnings accretion? Number one, how dilutive do you think it is in year one, and then, number two, you say it’s earnings accretive in year two. Can you kind of go through the math and the assumptions there?

Rick Johnson:	Well, we’ve disclosed that there is a $2.2 billion one-time charge that you’re going to see, not only at closing, but some of those costs will come in over time. The major portion of that number is the conforming adjustments of the allowance that we’ll be booking as well as we adjust the credit reserves. So you’ll see that coming over time.

As far as the actual dilution in the first year without that, it’s roughly 15 percent dilutive in the first year.

Mike Holston:	Okay, and then a follow-up on the year two accretion, is that earnings accretion kind of all in, all in for all credit costs or after everything, or are you categorizing it, kind of like Wells did, if you exclude not only integration costs, but also the ongoing credit costs that come out of the Nat City portfolio?

Rick Johnson:	This is all in.

Mike Holston:	Okay, great. Thanks.

Bill Callihan:	Next question, please.

Operator:	Your next question comes from Clifford Sosin with UBS.

Clifford Sosin:	Hi. Thanks for taking my question. Two questions here on returns and your marks on the Nat City book. I see that you’re discounting the book by 8.5 percent, and you’re saying that makes sense kind of marking it sort of to the market. But I’m looking at levered loans, you know, for really good companies, trading in sort of the 60s and 70s, and obviously, a 30-point discount’s a lot bigger. And then on that note, you guys are talking about your 15 percent return, which, in normal times would sound great. But, you could go issue middle-market loans or go buy levered loans at a 15-plus percent return, with presumably less risk. So I’m just kind of wondering, one, how you’re thinking about kind of your risk-adjusted return here, and then two, how you’re getting to your marks, given that it seems that you’re still kind of high compared to what’s available in the marketplace?

Jim Rohr:	Let me answer that two ways. One is that really a big thing that we’re buying here is a very, very large deposit franchise with a very, very large and loyal customer base. So that’s really the most important thing and the most valuable thing that we’re acquiring here, along with the talented people that serve those customers. So in today’s environment, I think we all know that deposits are really, really important. I don’t want to have that lost on anybody, what we’re buying here.

Secondly, let me have Bill Demchak talk a little bit more about the marks.

Bill Demchak:	Yes, well, it sounded like you were speaking specifically to commercial, and I guess the first point I’d make is this isn’t a leveraged loan book across, you know, $55 billion of commercial. So while high quality, non-amortizing, non-covenant leveraged loans are trading in the 70s, that isn’t what’s in this book. The 8 and a half percent mark that we take is on a book that, while there are HLTs in there, the individual HLTs are marked very aggressively, and there are high-quality loans in there that are marked less aggressively because they’re good value, and it leads to the 8 and a half percent total mark.

Finally, with respect to the IRR, the IRR we would also like it to be higher if we didn’t take these marks. By de-risking the balance sheet through the marks, in effect, the IRR is more appropriate because we’re taking the risk out up front.

Clifford Sosin:	All right, thanks. I appreciate it.

Bill Callihan:	Thank you. All right, next question, please.

Operator:	Your next question comes from Al Savastano with Fox-Pitt Kelton.

Jim Rohr:	Hey, Al.

Al Savastano:	Hey, guys. How are you?

Jim Rohr:	Good. How are you?

Al Savastano:	Two questions for you. Can you separate the mark on the commercial portfolio between C&I and CRE? And then second, I’m assuming this takes PNC out of the M&A game, at least in bank land, for a while, even if a small bank comes up for sale?

Rick Johnson:

A couple of things. I think on the one slide you see in our portfolio, we’ve moved a piece of the CRE down to what we’ll call impaired and liquidating, and our view is that’s a 60 percent impairment on that portfolio. So I think we’ve taken a pretty aggressive view of exactly what we think that portfolio’s worth. Also, we have about $20 billion in the total commercial piece, and the mark on that remaining piece is around 10 percent, overall. Again, I have to remind everybody not all of those marks will happen up front. Some of those marks on the impaired portfolio will occur up front. On those loans which are performing, we’ll only book the conforming allowance, and then you’ll have further losses coming in over time.

Jim Rohr:	Okay, with regards to acquisitions, I think we’re going to be pretty busy for a while. So we’ve got our hands full. You never say never, but we don’t have a bunch of extra people looking for new deals to do right now.

Bill Callihan:	All right. Next question, please.

Operator:	Your next question comes from the line of Ron Mandle with GIC.

Ron Mandle:	Yes, hi. Thanks.

Rick Johnson:	Good morning.

Ron Mandle:	Good morning. I have two questions. In regard to the dollar amount of the tax benefit, looking at your $19 or $20 billion of losses, and using ratios that others have given would imply that the tax benefit would be in the $6 to $7 billion area, and I’m just wondering if I’m on the right track, in that regard?

Rick Johnson:	I think you’re way overstating it, but I’m really not prepared to give a number. There are obviously estimates that we’re working through at the moment, but we’re pretty comfortable there will be a benefit, and we have a good handle on what we think the range will be.

Ron Mandle:	And what is that range?

Rick Johnson:	I think I mentioned that it would be about a 3 to 4 percent impact on our internal rate of return.

Ron Mandle:	Right. I was just hoping you might be able to give a dollar amount. And in regard to slide nine, I was looking at the tangible common equity going up by about $4 billion, and the consideration is closer to $6 billion. So I was wondering if you could talk about what the main factors are in going through the capital reconciliation? You know, maybe other purchase accounting adjustments, in particular.

Jim Rohr:	Could you hang on one second? Good question.

Rick Johnson:	Well, yes, absolutely. I think you’re going to have additional charges. For example, you’ve got adjustments — not charges, but adjustments related to core deposit intangibles. We would take that at about a 3 percent rate, I think, is the estimate we’re using on that. That’s going to come back in over nine years (inaudible) depreciation of that over time, and we have some other intangibles. I’d say they’re pretty de minimis customer intangibles, somewhere between $100 and $200 million.

Ron Mandle:	Okay, and what, as you look at it, is the net amount of tangible assets that you’re acquiring, you know, tangible assets less tangible liabilities?

Rick Johnson:	We’ll get that for you.

Jim Rohr:	Yes, on slide nine.

Rick Johnson:	Well, we’re picking up tangible assets of about $133 billion in this transaction.

Ron Mandle:	Right. And tangible liabilities?

Rick Johnson:	Tangible liabilities? I’m not sure I’m familiar with that.

Ron Mandle:	Well, in other words, the net tangible assets being acquired.

Rick Johnson:	Okay. That would the $133 billion.

Ron Mandle:	Okay. I was looking for the difference, but anyway okay.

Bill Callihan:	Okay?

Ron Mandle:	Thanks.

Bill Callihan:	The next question please?

Operator:	Your next question comes out of (Bryan Champagne) with Morgan Stanley.

(Brian Champagne):	Good morning, guys. All my questions have been answered. Best of luck with your acquisition.

Jim Rohr:	Thank you very much.

Bill Callihan:	Next question.

Operator:	Your next question comes out of Steve Fockens with Neuberger Berman.

Jim Rohr:	Steve, how are you?

Steve Fockens:	Good, thanks. Two quick questions. To what degree are the marks that you’re assigning to the Nat City portfolio influenced by the need or the desire to sell them aggressively and upfront as opposed to — i.e., if you want to dump these things immediately, how much of your mark is being influenced by that thinking?

Rick Johnson:	Well the mark is going to be determined based upon what we think is impaired and what don’t think is impaired. And as we go through the portfolio in a lot more detail as we move forward, we’re going to have to bifurcate the portfolio and understand specifically those numbers. And on those which are impaired, we are going to take a mark based upon the value, and I think that mark will take us to fair value, which will enable us to hopefully liquidate that portfolio sooner than the maturity we have on it as of today.

Steve Fockens:	Okay, thank you.

Rick Johnson:	The other marks are going to be driven more by – as you know, the accounting rules around exactly conforming allowance around what expected losses are to date.

Steve Fockens:

Okay, and then the second question, which may be hard for you to answer, but given what NCC thought their marks were two days ago and what you’re coming out with today, it’s a theoretical question; to what relative degree do you think the U.S. banking system is effectively lying about its losses right now? I mean I think we all think that the banking industry is understating its loss, but the magnitude of the change in two days sort of implies we’re lying a lot, just your thoughts on that?

Jim Rohr:	We have no comment on that. We concentrate on our own balance sheet and we concentrated on the purchase accounting marks coming into this transaction, and so we think we’re accounting for our book fairly, and that’s what we control and that’s all we can comment on.

Steven Fockens:	Sorry, didn’t mean to imply just your book, but I thought more the industry in general, but thanks very much.

Bill Callihan:	Thanks. Next question, please.

Operator:	Your next question comes out of K.C. Ambrecht with Millennium.

K.C. Ambrecht:	Hi. Thanks very much for taking a question. You guys have always said that this is an environment where the banks meet their balance sheets. Do you still feel that way? And then I have a follow-up.

Jim Rohr:	Yes, I think that’s exactly right. I do think the banks do meet their – we are all meeting our balance sheets, and I think in this transaction, National City met their balance sheet today.

K.C. Ambrecht:	And then, Jim, if you’re a bank stock investor and you take a step back and you look at the environment and — National City’s been out there and Corsair has been over their books and National City has regraded their balance sheet several, several times, and you guys are still coming up with a 18-19 percent discount from here. What should that tell us about other regional banks that have large residential constructions books, large HELOC books, indirect? I mean some of the marks you’re taking are pretty scary for the bank industry.

Jim Rohr:

You know, I think we’re being very conservative here. We understand that this is a difficult environment and a difficult economy that we’re in. Obviously, the economy has been deteriorating quarter by quarter, so I think it’s easy to evaluate the industry in hindsight. Hindsight’s always 20/20. I think what we tried to do in this case is that we tried to evaluate the circumstances as we did. We had a purchase accounting opportunity, and I think we’ve been conservative in the marks. I think we’ve been conservative in how we’ve managed our own book, and I think this transaction is a good transaction for us going forward, given the due diligence we worked with the National City people on.

K.C. Ambrecht:	Okay. I guess one other way I can ask that. I mean, if National City has over 10 percent capital, and they’ve regraded their book several times and had a private equity investor regrade their book and it sells out as a take-under, despite the TARP being thrown around to save it, what should we think about the banking industry over the next six months would you say?

Jim Rohr:	I think the economy as a whole is slowing, as we see, and you know, it’s interesting to ask that question on a day like today when you see the problems that the European markets are having. The economy’s slowing, and we’re going to have an increase in unemployment, and I think it’s going to be a difficult environment in 2009. And I think, getting back to one of the issues, I think in the banking business, the core asset of the banking business is the checking account. And if you look at the business over decades and decades, the banking industry’s been able to go through many, many cycles and many, many mistakes, quite frankly, because of that core deposit franchise. And National City clearly has a wonderful core deposit franchise that’s been serviced by thousands of employees for a long period of time and frankly, they’ve had a very loyal customer base I think, on the demand deposit side, and that’s the reason that we’re acquiring National City. We think that the model, the technology and the capabilities that we have will complement their people and their deposit franchise well, and I think it’ll serve us well over time.

Bill Callihan:	All right, next question please.

Operator:	Your next question comes out of Eric Wasserstrom with Galleon Group.

Jim Rohr:	Hello, Eric.

Eric Wasserstrom:	Hi, thank you for taking my question. Two questions please. The first is on slide seven, just to go back to that — the total loan book is $113 [billion] as of August 31, and Nat City had a loan book of about $110 [billion] as of September 30, so obviously a $3 billion decrease in that monthly period, and yet the charge-offs were running at about a $250 million per month run rate, and the runoff in the portfolio is about $500 [million], so that would be $800 [million]. So I’m wondering how it was that the portfolio shrank by $3 billion between August 30 and September 30.

Bill Callihan:	We’ll get back to you on that. We used those as the due diligence marks, and we’d have to get back to you on more detail from Nat City.

Eric Wasserstrom:	Okay. And why use the August 31 balance sheet? Is that just where the due diligence began?

Jim Rohr:	We have tapes as of that date.

Eric Wasserstrom:	Okay. And my final question is — back to the loss experience, can you attribute how much of that loss experience relates to what they termed the exit portfolio versus the core portfolio?

Rick Johnson:	The loss experience in terms of the existing portfolio today and what we think is going to happen going forward?

Eric Wasserstrom:	So in other words, of the $19.9 [billion], can you relate …?

Rick Johnson:	Yes, I think if you looked at slide seven you can see that about $11 billion of it relates to what I would call the combination of impaired and liquidating portfolio and then you have another $9 billion, which is related to commercial and consumer portfolios, which are businesses we would continue to operate in.

Eric Wasserstrom:	OK, but just comparing their liquidating — and I’m not trying to nitpick, I’m just trying to understand — they termed their exit portfolio about $19.4 [billion] versus your $22.5 [billion] and again, I recognize that the periods are slightly different, but it would seem that you would be including in the impaired some portion of what they considered core. Is that fair?

Rick Johnson:	That’s correct. And if you look on the schedule, you’ll see the commercial construction/residential development. We just think that the stress in that environment today says that a vast majority of that portfolio is going to be impaired. So while we’ll probably continue to be in the business, we will need to take significant marks on that portfolio looking at it as of today.

Eric Wasserstrom:	Thanks very much.

Bill Callihan:	Thank you, next question please.

Operator:	Your next question is a follow-up question from the line of Nancy Bush with NAB Research, LLC.

Jim Rohr:	Welcome back, Nancy.

Nancy Bush:	Yes, I’m not a basketball team this time. (laughter) Just a quick question on the Asset Management Division at Nat City. Jim, you didn’t mention that. I mean do you anticipate at this point that it would just be folded into PNC Advisors or are there any other plans there?

Jim Rohr:	Well, there are multiple parts to their Asset Management Business, as you know. They have the Fund Business, and they’ve got the Private Banking Business, the Trust Business and I think all of those, frankly, are fairly attractive, although how they’re going to fit over time, I think we’re going to have to spend more time with the National City people next week and start to figure that out. So that’s a real good question, and it’s one that we’ve asked ourselves, and we’ll be spending more time talking to them about it next week.

Nancy Bush:	Okay. And secondly, I just want to make sure I understand, with the possible $1 billion offering of common stock, that would be something that would be subsequent to closing, that would be after closing, or what is the thought about timing here?

Jim Rohr:	Well, we thought — you know, the possible $1 billion of common equity, we looked, and it’s not lost on us that our tangible common ratio, even though it’s flat in the transaction, is still relatively low compared to some of our peers. In this environment, it may be a good idea to have more common just because of the environment, not because of the transaction, which I think is very important that we separate the two. I mean, we’re going to go move ahead with the transaction. But as we look forward, we’ve had a lot of questions by a few people about the tangible common ratio, and so we thought we’d address that. It’s not lost on us, and we may do an equity offering some time down the road, not necessarily immediately, and we’d talk to our primary shareholders about doing something like that.

Nancy Bush:	Okay, great. Thank you very much.

Bill Callihan:	I think we’re you know we’re approaching 11:00, and we have time maybe for one more question, and then I think that’ll be it for the session.

Operator:	Your next question comes from the line of Collyn Gilbert with Stifel Nicolaus.

Jim Rohr:	Hello, Collyn.

Collyn Gilbert:	Thanks, good morning, guys. Just a quick question on the due diligence. Jim, when did that process start?

Jim Rohr:	That’s a good question. Months ago. We talked to National City months ago, and we’ve been talking to them on and off ever since. I think it’s probably —

Rick Johns:	This round started October 5, but we had many rounds before that.

Jim Rohr:	I was just going to say, someone showed me a sign that said 10/5. I said, you’ve got to be kidding, 10/5.

Rick Johnson:	Groundhog Day. (laughter)

Collyn Gilbert:	Okay.

Jim Rohr:	But we’ve had a number of visits with them.

Collyn Gilbert:	Okay. That helps. And then, just a question that I’d asked you guys on your earnings call, in terms of the overall business model — and this sort of follows on I think maybe to what Nancy was talking about in terms of Nat City’s fee-based business. But you know, this is going to sort of flip-flop the composition of your revenue pie, where you’re going to be more dependent on spread now than fees going forward. And I mean, do you see the potential there — because I know in a lot of your transactions, albeit they’ve been considerably smaller, you have really levered up the fee component from the extraction of your transactions. Do you see that? Is it a concern to you at all that now you’re going to be more dependent on spread versus fee and how that impacts you over a multiple of your stock or just how you see the business?

Jim Rohr:	You know, that is a really good question. That’s exactly what we’ve been looking at here. If you look at over the last 10 years, where we’ve had very, very thin spreads in the lending business, it was very advantageous to be in the fee income side, and it was very, very good for us. And it didn’t make a lot of sense — you weren’t getting risk-adjusted returns in the lending business, so frankly, what banks did, as you know, is buy stock back rather than make loans because the returns were so low.

The risk-adjusted returns on loans today are much higher, and so actually it’s more advantageous, if you manage your credit risk appropriately, to be in the lending business, so we kind of like lending money today more than we did seven or eight years ago or five years ago, if you will. That having been said, if you look at National City, National City’s fee component as a bank is in the mid 30s, and ours, as a bank in a normal time is around 50. Now taking out Global Investment Services and BlackRock, our bank actually in normal times, average over the last four, five years would be around 50 percent. And we’ve shown in different presentations that we’ve made how we’ve been able to transition different banks by different product sets and building those products and selling things differently, into Washington D.C., for example, which I think we’ve focused on. We’re now seeing in Mercantile, we’re even seeing some in Yardville, if you can imagine.

But to be able to migrate the fee component closer to that 50 percent by building in different Treasury Management capabilities, the Healthcare Advantage, some of the Virtual Wallet stuff that’s taken off so well for us, and I think those things will — as well as private banking. I think those things have worked very well for us, and I think we’ll be able to build a complementary product set — our technology with National City and their customer base, and we’re really optimistic about it, though we don’t build it into the IRR much because you don’t get a credit for it. We know how that works. But we do focus, and we will focus on making sure that we build the fee component of their revenue stream towards ours.

Rick Johnson:	You know, further to Jim’s point, in addition to the fee growth, we’re going to be driving $20 billion worth of assets off this balance sheet, and that also is going to add some improvement in that ratio, and then you get the rest of it through adopting our model on National City.

Collyn Gilbert:	Okay. And then just finally on the IRR calculation, what was the earnings number you were using for Nat City?

Rick Johnson:	Do you have a period in mind?

Collyn Gilbert:	No, just absolute earnings.

Rick Johnson:	Well, we started with the assumptions that we were provided, but then we had our business people go through and actually analyze all their results over a five-year period in terms of what exactly were they going to do in terms of taking cost out, what we were going to do to reinvest, what we were going to do in terms of taking loans down. So it was a combination of exercises. This is a bottom-up number that we went through.

Collyn Gilbert:	Did you want to share it? Because it seems as if — one of my peers covers Nat City and his estimate — I mean, we were looking at losses for a few years now, so I’m just trying to sort of assess when you thought or what the potential was here to be profitable for this company and how that factored into your IRR calculation.

Rick Johnson:	No, we’re not ready to share at the moment. I think there’s still too many assumptions that go into determining what that upfront mark is and what the ongoing earnings are going to be and how quickly we’ll get the cost out of things and that sort, so I think it would be inappropriate to share that at the moment.

Collyn Gilbert:	Okay, all right. Thank you.

Bill Callihan:	All right? With that, I think we’re completed. Jim, if you have any closing remarks for …

Jim Rohr:	Thank you very much for joining us. We think this is a very attractive transaction for us for a number of reasons. I’m not going to read them to you over and again, but the positive franchise is terrific, the opportunity to take our technology and product set to enhance theirs I think is a terrific opportunity for us, and I think some of the risk management components we have will enhance this combined Company for a long period of time to come. So thank you very much for joining us and supporting us.

Operator:	This concludes today’s conference call. You may now disconnect.

ADDITIONAL INFORMATION ABOUT THE PNC/NATIONAL CITY CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and National City Corporation will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by National City Corporation will be available free of charge from National City by contacting Investor Relations at (800) 622-4204.

The directors, executive officers, and certain other members of management and employees of National City are participants in the solicitation of proxies in favor of the merger from the shareholders of National City. Information about the directors and executive officers of National City is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 7, 2008. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement for National City’s September 15, 2008 special meeting of shareholders, which was filed with the SEC on August 4, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The directors, executive officers, and certain other members of management and employees of PNC are participants in the solicitation of proxies in favor of the merger from the shareholders of PNC. Information about the directors and executive officers of PNC is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 28, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.